GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three and six months ended June 30, 2021 and 2020

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2021 AND DECEMBER 31, 2020
(In thousands of United States Dollars)

		June 30, 2021	December 31, 2020
	Note	$	$

Assets
Current assets
Cash and cash equivalents		58,548	62,151
Receivables		170	186
Receivable due from related party	4	4,734	2,675
Prepaid expenses and deposits		238	529
		63,690	65,541
Non-current assets
Financial assets	5	77,733	78,299
Investment in joint venture	6	78,246	59,159
Right-of-use asset		433	485
Property, plant and equipment		100	106
Exploration and evaluation assets	7	1,628	-
		158,140	138,049

Total assets		221,830	203,590

Liabilities
Current liabilities
Accounts payable and accrued liabilities		2,697	3,524
Lease liability		105	94
		2,802	3,618

Non-current liabilities
Long-term incentive plan liabilities	9	456	668
Lease liability		364	421
		820	1,089

Total liabilities		3,622	4,707

Equity
Share capital	8	579,591	578,750
Equity reserves	9	50,409	49,957
Accumulated deficit		(411,792)	(429,824)
Total equity		218,208	198,883

Total liabilities and equity		221,830	203,590

Commitments and contingencies	10

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Marcel de Groot"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(In thousands of United States Dollars, except dollar per share amounts)

		Three months ended		Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	Note	$	$	$	$

Share of net earnings related to joint venture	6	5,713	14,347	19,087	34,881
Service fee earned as operators of joint venture	4	1,240	1,221	2,480	2,443
General and administrative expenses	11	(3,779)	(3,558)	(7,703)	(6,232)
Exploration and evaluation expenditures	7	(373)	-	(373)	-
Income from operations and joint venture		2,801	12,010	13,491	31,092

Finance income	12	2,186	2,678	4,598	5,491
Finance expense		(21)	(12)	(32)	(23)
Foreign exchange gain (loss)		38	18	(25)	(60)
Net income and comprehensive income for the period		5,004	14,694	18,032	36,500

Income per share:
Basic		0.02	0.07	0.08	0.16
Diluted		0.02	0.07	0.08	0.16

Weighted average number of shares outstanding:
Basic	13	224,675,424	222,612,623	224,511,162	223,385,994
Diluted	13	225,294,015	223,640,863	225,129,368	224,109,915

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$

Balance as at December 31, 2019		225,098,810	578,385	50,072	(487,200)	141,257
Shares repurchased and cancelled under normal course issuer bid	8(c)	(2,758,063)	(2,296)	-	-	(2,296)
Shares issued upon exercise of stock options	9(a)	481,957	539	(174)	-	365
Share-based compensation expense	9(a)	-	-	230	-	230
Net income and comprehensive income for the period		-	-	-	36,500	36,500
Balance as at June 30, 2020		222,822,704	576,628	50,128	(450,700)	176,056

Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883
Shares issued upon exercise of stock options	9(a)	689,931	841	(272)	-	569
Share-based compensation expense	9(a)	-	-	724	-	724
Net income and comprehensive income for the period		-	-	-	18,032	18,032
Balance as at June 30, 2021		224,943,453	579,591	50,409	(411,792)	218,208

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(In thousands of United States Dollars)

		Three months ended		Six months ended
		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	Note	$	$	$	$

Operating activities:
Net income for the period		5,004	14,694	18,032	36,500
Adjustments for:
Share of net earnings related to joint venture	6	(5,713)	(14,347)	(19,087)	(34,881)
Depreciation	11	37	41	74	83
Share-based compensation	9, 11	593	734	1,933	979
Finance income	12	(2,186)	(2,678)	(4,598)	(5,491)
Finance expense		9	9	17	18
Unrealized foreign exchange gain		(28)	(147)	(23)	(86)
Operating cash flow before working capital changes		(2,284)	(1,694)	(3,652)	(2,878)
Change in non-cash working capital	14	(850)	678	(4,161)	1,017
Cash used in operating activities		(3,134)	(1,016)	(7,813)	(1,861)

Investing activities:
Redemption of preferred shares in joint venture	5	-	15,000	5,000	37,500
Acquisition of exploration and evaluation assets, net of cash acquired	7	-	-	(1,470)	-
Expenditures on property, plant and equipment		(1)	(4)	(15)	(30)
Interest received		286	202	314	258
Cash provided by investing activities		285	15,198	3,829	37,728

Financing activities:
Shares repurchased under normal course issuer bid	8(c)	-	(280)	-	(2,296)
Shares issued upon exercise of stock options	9(a)	174	365	431	365
Office lease payments		(33)	(28)	(63)	(58)
Cash provided by (used in) financing activities		141	57	368	(1,989)

Impact of foreign exchange on cash and cash equivalents		21	113	13	(38)

(Decrease) increase in cash and cash equivalents during the period		(2,687)	14,352	(3,603)	33,840
Cash and cash equivalents, beginning of period		61,235	50,597	62,151	31,109
Cash and cash equivalents, end of period		58,548	64,949	58,548	64,949

Supplemental cash flow information	14

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

1. Nature of operations

 Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 6) and exploration and development of the JV's mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

 In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration. The concessions include a portfolio of Ghanaian properties through its 50% interest in the JV and the 100% owned Asumura property in Ghana, in addition to exploration properties in Mali 100% owned by the Company.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on August 11, 2021.

(b) Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at June 30, 2021. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at June 30, 2021:

Subsidiary name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Mali Exploration SARL[1]	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Limited	Ghana	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

 1 Formerly known as "ABG Mali Exploration SARL".

(c) Accounting standards adopted during the period

There were no new standards effective January 1, 2021 that impacted these condensed consolidated interim financial statements or are expected to have a material effect in the future.

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of June 30, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's financial statements.

3. Significant accounting judgments and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

3. Significant accounting judgments and estimates (continued)

The Company's significant accounting judgments and estimates were presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2020 and 2019.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in these condensed consolidated interim financial statements and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

4. Receivable due from related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company remains the manager and operator of the JV and receives an arm's length fee for services rendered to the JV of $6.2 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the three and six months ended June 30, 2021, the Company earned a service fee of $1.2 million and $2.5 million, respectively, as operator of the JV (three and six months ended June 30, 2020 - $1.2 million and $2.4 million, respectively).  For the three and six months ended June 30, 2021, the service fee was comprised of a gross service fee of $1.5 million and $3.1 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.6 million (three and six months ended June 30, 2020 - gross service fee of $1.5 million and $3.1 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.6 million). As at June 30, 2021, the Company had a receivable due from the JV in respect of the service fee in the amount of $4.7 million, net of withholding taxes (December 31, 2020 - $2.7 million).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued at a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	June 30, 2021	December 31, 2020
	Number of shares	$	$
Balance, beginning of period	137,400	78,299	108,025
Fair value adjustment for the period	-	4,434	7,774
Redemption of preferred shares during the period	(5,000)	(5,000)	(37,500)
Balance, end of period	132,400	77,733	78,299

During the six months ended June 30, 2021, the JV redeemed $5.0 million of the Company's preference shares, bringing the Company's holding to 132.4 million preference shares in the JV as at June 30, 2021 (December 31, 2020 - 137.4 million preference shares).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

5. Financial assets (continued)

As at June 30, 2021, the Company re-measured the fair value of the redeemable preference shares to $77.7 million (applying a discount rate of 11.6%) resulting in the recognition of a positive fair value adjustment of $2.1 million and $4.4 million in finance income for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - positive fair value adjustment of $2.5 million and $5.2 million, respectively, recognized in finance income). These preference shares are classified as a Level 3 financial asset in the fair value hierarchy.

6. Investment in Joint Venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	59,159	-
Company's share of the JV's net income for the period	19,087	59,159
Balance, end of period	78,246	59,159

The Company's share of the net earnings of the JV was $5.7 million and $19.1 million for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - share of net earnings of $14.3 million and $34.9 million, respectively).

Operating and financial results of the AGM JV for the three and six months ended June 30, 2021 and 2020

Summarized financial information for the Company's investment in the JV, on a 100% basis, is outlined in the table below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Three and six months ended June 30, 2021 and 2020

		Three months ended June 30,		Six months ended June 30,
		2021	2020	2021	2020
	Notes	$	$	$	$
Revenues	(i)	95,219	101,539	206,024	206,313
Production costs	(ii)	(62,208)	(44,856)	(119,309)	(86,060)
Depreciation and depletion	(vi)	(10,192)	(15,732)	(22,409)	(25,683)
Royalties	(ii)	(4,761)	(5,077)	(10,301)	(10,316)
Income from mine operations		18,058	35,874	54,005	84,254

Exploration and evaluation expenditures		(2,642)	(2,120)	(5,438)	(3,805)
General and administrative expenses		(2,449)	(1,798)	(5,454)	(3,641)
Income from operations		12,967	31,956	43,113	76,808

Finance expense	(xi)	(778)	(675)	(1,642)	(1,222)
Finance income		57	98	110	159
Foreign exchange gain		459	520	854	1,801
Net income after tax for the period		12,705	31,899	42,435	77,546

Company's share of net income of the JV for the period		5,713	14,347	19,087	34,881

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at June 30, 2021 and December 31, 2020 were as follows:

		June 30, 2021	December 31, 2020
	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xii)	41,310	64,254
Receivables		14,256	10,820
Inventories	(iii)	80,794	81,675
Prepaid expenses and deposits		3,639	4,841
Financial assets		-	68
VAT receivable		21,020	8,911
		161,019	170,569
Non-current assets	(iii), (iv), (v), (vi)	292,704	280,769
Total assets		453,723	451,338

Liabilties
Current liabilities
Accounts payable and accrued liabilities		68,904	73,102
Revolving credit facility	(vii)	-	30,000
Lease liability	(viii)	5,966	5,608
Asset retirment provisions	(ix)	3,801	1,025
		78,671	109,735
Non-current liabilities
Lease liability	(viii)	-	113
Long-term incentive plan liability		161	596
Asset retirement provisions	(ix)	73,230	71,668
		73,391	72,377

Total liabilities		152,062	182,112
Equity	(x)	301,661	269,226
Total liabilities and equity		453,723	451,338

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three and six months ended June 30, 2021, the AGM sold 53,348 and 116,273 ounces of gold, respectively, to Red Kite under the Offtake Agreement (three and six months ended June 30, 2020 - 61,357 and 129,177 ounces, respectively).

Included in revenue of the AGM is $0.2 million and $0.4 million relating to by-product silver sales for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $0.2 million and $0.4 million, respectively).

As of June 30, 2021, the AGM has delivered 1,199,453 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated termination fee.

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Raw materials and consumables	(13,479)	(14,264)	(26,596)	(27,493)
Salaries and employee benefits	(9,797)	(9,503)	(19,721)	(18,139)
Contractors (net of deferred stripping costs)	(28,406)	(25,110)	(62,730)	(54,176)
Change in stockpile, gold-in-process and gold dore inventories	(5,493)	7,830	(212)	21,432
Insurance, government fees, permits and other	(4,978)	(3,623)	(9,802)	(7,299)
Share-based compensation	(55)	(186)	(248)	(385)
Total production costs	(62,208)	(44,856)	(119,309)	(86,060)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

During the three months ended June 30, 2021, the AGM recognized a $1.3 million downward adjustment to the carrying value of its stockpile inventory, of which $0.9 million was recorded as production costs and $0.4 million was recorded as depreciation expense (three months ended June 30, 2020 - $1.7 million downward adjustment to the carrying value of stockpile inventory, of which $1.2 million was recorded as production costs and $0.5 million recorded as depreciation expense).

During the six months ended June 30, 2021, the AGM recognized a $0.6 million downward adjustment to the carrying value of its stockpile inventory, of which $0.3 million was recorded as production costs and $0.3 million recorded as depreciation expense (six months ended June 30, 2020 - $14.5 million reversal of previously recorded net realizable value adjustments on stockpile inventory, of which $6.5 million was credited against production costs and $8.0 million was credited against depreciation expense).

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs.

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Gold dore on hand	3,121	8,197
Gold-in-process	1,245	1,814
Ore stockpiles	58,467	54,701
Materials and spare parts	23,299	22,152
Total inventories	86,132	86,864

Less non-current inventories:
Ore stockpiles	(5,338)	(5,189)
Total current inventories	80,794	81,675

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases. The reclamation deposit accrues interest and is carried at $1.9 million as of June 30, 2021 (December 31, 2020 - $1.9 million).

The AGM deposits the reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate.

During 2020, the AGM updated its reclamation bond for the Obotan deposit. Total security expected to be provided to the EPA totals $15.6 million and comprises a reclamation deposit of $4.7 million (including the $1.9 million previously paid) and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 10). The additional cash reclamation deposit of $2.8 million is expected to be paid in the third quarter of 2021.

During 2020, the AGM also finalized its reclamation bond for the Esaase deposit. The security provided to the EPA totaled $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 10). The cash reclamation deposit of $0.2 million is expected to be paid in the third quarter of 2021.

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the six months ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	2,873	9,429
Recognition of mining contractor services agreements entered into during the period	7,586	5,604
Depreciation expense	(6,105)	(9,407)
Derecognition associated with termination of contractor services agreement	-	(2,753)
Balance, end of period	4,354	2,873

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three and six months ended June 30, 2021, the AGM capitalized $10.5 million and $17.3 million, respectively, in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three and six months ended June 30, 2020 - additions of $16.3 million and $22.2 million, respectively).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

Of the $10.5 million and $17.3 million capitalized to MPP&E during the three and six months ended June 30, 2021, $1.0 million and $2.4 million, respectively, was capitalized exploration costs relating to properties with existing defined mineral reserves (three and six months ended June 30, 2020 - $1.9 million and $2.4 million capitalized as exploration costs, respectively).

Deferred stripping

During the three and six months ended June 30, 2021, the AGM deferred a total of $4.1 million and $5.1 million, respectively, of stripping costs to depletable mineral interests (three and six months ended June 30, 2020 - additions of $2.7 million and $5.6 million, respectively).

Depreciation and depletion

During the three months ended June 30, 2021, the AGM recognized depreciation and depletion expense of $8.9 million on MPP&E, while a further $1.3 million of depreciation was expensed that was previously capitalized to the cost of inventories (three months ended June 30, 2020 - depreciation and depletion expense of $11.2 million on MPP&E, while a further $4.5 million of depreciation was expensed that was previously capitalized to the cost of inventories).

During the six months ended June 30, 2021, the AGM recognized depreciation and depletion expense of $20.7 million on MPP&E, while a further $1.7 million of depreciation was expensed that was previously capitalized to the cost of inventories (six months ended June 30, 2020 - depreciation and depletion expense of $30.9 million on MPP&E, of which $5.2 million was allocated to the cost of inventories).

(vii) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022, and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. The JV utilized the full value of the RCF on March 30, 2020.  During the six months ended June 30, 2021, the JV repaid in full the $30.0 million then outstanding on the RCF and as such the balance of the RCF as of June 30, 2021 was $nil (December 31, 2020 - $30.0 million).

During the three and six months ended June 30, 2021, the AGM recognized interest expense and other fees associated with the RCF of $0.2 million and $0.5 million, respectively (three and six months ended June 30, 2020 - $0.3 million and $0.4 million, respectively).

(viii) Lease liability

The following table shows the movement in the lease liability related to the service and lease agreements of the AGM for the six months ended June 30, 2021 and year ended December 31, 2020:

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	5,721	23,205
Recognition of lease agreements entered into during the period	7,586	5,604
Lease payments made during the period	(7,504)	(17,160)
Interest expense	163	732
Derecognition associated with termination of contractor services agreement	-	(6,660)
Total lease liability, end of period	5,966	5,721

Less: current lease liability	(5,966)	(5,608)
Total non-current lease liability, end of period	-	113

(ix) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the six months ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	72,693	56,148
Accretion expense	589	550
Change in estimated obligation	3,800	16,149
Reclamation undertaken during the period	(51)	(154)
Balance, end of period	77,031	72,693

Less: current portion of asset retirement provisions	(3,801)	(1,025)
Total non-current portion of asset retirement provisions	73,230	71,668

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at June 30, 2021, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 1.5% (December 31, 2020 - 1.0%).

(x) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the six months ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	274,880	349,880
Distributions to partners during the period	(10,000)	(75,000)
Balance, end of period	264,880	274,880

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

6. Investment in Joint Venture (continued)

(xi) Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Losses on hedging instruments	(192)	-	(281)	-
Interest on lease liabilities (note viii)	(70)	(192)	(163)	(487)
Accretion charges on asset retirement provisions (note ix)	(267)	(114)	(589)	(250)
Interest and fees associated with RCF (note vii)	(201)	(343)	(512)	(433)
Other	(48)	(26)	(97)	(52)
Total	(778)	(675)	(1,642)	(1,222)

(xii) The cash flows of the AGM, on a 100% basis, were as follows for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	23,523	44,269	66,446	100,787
Operating activities	10,822	48,829	46,176	85,799
Investing activities	(9,427)	(22,579)	(20,721)	(27,882)
Financing activities	(19,504)	(33,941)	(48,397)	(53,722)
Impact of foreign exchange on cash and cash equivalents	21	(37)	(2)	(122)
(Decrease) increase in cash and cash equivalents during the period	(18,088)	(7,728)	(22,944)	4,073
Cash and cash equivalents, beginning of period	59,398	55,559	64,254	43,758
Cash and cash equivalents, end of period	41,310	47,831	41,310	47,831

Subsequent to June 30, 2021, the AGM collected $13.9 million of its outstanding VAT receivable.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

7. Exploration and evaluation assets

During Q1 2021, the Company acquired a 100% interest in ABG Mali Exploration SARL ("Galiano Mali") from a subsidiary of Barrick Gold Corporation for total cash consideration of $1.5 million. Galiano Mali holds exploration licenses (no stated mineral reserves or resources) on the Senegal Mali Shear Zone located in Mali, West Africa. The concessions cover over 167km2.

As a result of this transaction, the Company recognized a $1.6 million exploration and evaluation asset as at June 30, 2021, which includes $0.1 million of acquisition-related costs.

During the three and six months ended June 30, 2021, the Company incurred $0.4 million of exploration and evaluation expenditures on the Mali properties (three and six months ended June 30, 2020 - nil for both periods).

8. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
		$
Balance, December 31, 2019	225,098,810	578,385
Issued pursuant to exercise of stock options	1,912,775	2,661
Shares repurchased and cancelled under normal course issuer bid (note 8(c))	(2,758,063)	(2,296)
Balance, December 31, 2020	224,253,522	578,750
Issued pursuant to exercise of stock options (note 9(a))	689,931	841
Balance, June 30, 2021	224,943,453	579,591

(c) Normal course issuer bid

The Company received approval from the TSX to commence a normal course issuer bid ("NCIB") on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares.

All common shares purchased by the Company under the NCIB were purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE American and applicable securities laws. All common shares acquired by the Company under the NCIB were cancelled and purchases were funded out of the Company's working capital. The NCIB had a term of one-year and was terminated on November 14, 2020.

During the term of the NCIB, the Company repurchased and cancelled a total of 3,866,983 common shares for $3.3 million, at a weighted average price of $0.84 per share, of which 2,758,063 common shares were repurchased and cancelled during the six months ended June 30, 2020.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

8. Share capital (continued)

(d) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding exploration activity on the Company's wholly owned early-stage exploration properties in Ghana and Mali, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

Sales of common shares will be made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102 - Shelf Distributions, including sales made directly on the NYSE American Stock Exchange ("NYSE American"), or any other recognized marketplace upon which the Company's common shares are listed or quoted or where the common shares are traded in the United States. No offers or sales of common shares will be made in Canada on the Toronto Stock Exchange or other trading markets in Canada. The Company will pay the Agents a commission of 3.0% of the aggregate gross proceeds from each sale of common shares. The Company will determine, in its sole discretion, the date, price and number of common shares to be sold under the Offering, if any.  Any common shares sold in the Offering will be distributed at market prices or prices related to prevailing market prices from time to time. The Company is not required to sell any common shares in the Offering at any time.

The Offering is being made by way of a prospectus supplement dated June 25, 2020 (the "Prospectus Supplement") to the Company's existing U.S. registration statement on Form F-10 (the "Registration Statement") and Canadian short form base shelf prospectus (the "Base Shelf Prospectus") each dated June 11, 2020. The Prospectus Supplement relating to the Offering has been filed with the securities commissions in each of the provinces and territories of Canada (other than Québec) and with the U.S. Securities and Exchange Commission (the "SEC"). The Prospectus Supplement and the Registration Statement are available on the SEC's website and the Prospectus Supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators.

In addition, in connection with Gold Fields Limited's ("GF") existing pre-emptive right to maintain its 9.9% pro rata ownership interest in the Company, the Company has agreed to sell to GF, from time to time during the term of the Offering at GF's election, on a private basis, such number of common shares as represent 9.9% of the common shares issued under the Offering, if any.

As of June 30, 2021, the Company has not issued any common shares under the Offering.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves and long-term incentive plan awards

Under the Company's Share Unit Plan, the Company is able to issue a combination of equity‐settled restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") up to 5% of the outstanding common shares of the Company, provided that the total number of stock options and equity‐settled RSUs, PSUs and DSUs do not exceed 9% of the Company's outstanding common shares. The Company's Board (at its sole discretion) may designate grants of RSUs, PSUs and DSUs to be settled in either cash, equity or a combination thereof.

(a) Stock options

The Company maintains a rolling stock option plan providing for the issuance of stock options to its directors, officers, employees and other service providers. Options granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date.

The following table is a reconciliation of the movement in stock options for the period:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2019	12,568,362	1.93
Granted	4,676,000	1.39
Exercised	(1,912,775)	1.33
Cancelled/Expired/Forfeited	(7,000,767)	1.88
Balance, December 31, 2020	8,330,820	1.81
Granted	4,947,000	1.55
Exercised	(689,931)	1.02
Cancelled/Expired/Forfeited	(1,198,719)	1.89
Balance, June 30, 2021	11,389,170	1.73

During the three and six months ended June 30, 2021, the Company recognized $0.5 million and $0.7 million of share-based compensation expense relating to stock options (three and six months ended June 30, 2020 - $0.3 million and $0.2 million of share-based compensation expense relating to stock options, respectively).  Additionally, during the three and six months ended June 30, 2021, 380,231 and 689,931 stock options were exercised at weighted average exercise prices of C$1.01 and C$1.02 per option for total aggregate cash proceeds of $0.2 million and $0.4 million, respectively (three and six months ended June 30, 2020 - 481,957 stock options exercised for total proceeds of $0.4 million).  As at June 30, 2021, there was a receivable of $0.1 million relating to exercised stock options (December 31, 2020 - nil).

(b) Restricted Share Units

The following table is a reconciliation of the movement in the number of RSUs outstanding for the six months ended June 30, 2021 and year ended December 31, 2020:

	Number of RSUs
	June 30, 2021	December 31, 2020
Balance, beginning of period	2,421,200	2,243,255
Granted	306,400	2,371,700
Settled in cash	(884,951)	(844,361)
Cancelled/Forfeited	(570,382)	(1,349,394)
Balance, end of period	1,272,267	2,421,200

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves and long-term incentive plan awards (continued)

All RSUs granted during the period vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.

The RSUs granted are cash-settled awards and, therefore, represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. For the three and six months ended June 30, 2021, the Company recognized a credit to share-based compensation expense of $10 and an expense of $0.1 million, net of forfeitures, respectively, in relation to RSUs (three and six months ended June 30, 2020 - $0.4 million and $0.7 million, respectively).

As at June 30, 2021, the Company recognized a financial liability for cash-settled RSUs of $0.6 million (December 31, 2020 - $1.7 million). The financial liability associated with the cash-settled awards is recorded in accounts payable and accrued liabilities, for amounts expected to be settled within one year, and a separate non-current liability for amounts to be settled in excess of one year. The following table is a reconciliation of the movement in the RSU liability for the six months ended June 30, 2021 and year ended December 31, 2020:

	June 30, 2021	December 31, 2020
	$	$
Balance, beginning of period	1,658	1,001
Awards vested during the period, net of cancelled/forfeited awards	81	1,460
Settled in cash during the period	(1,105)	(803)
Total RSU liability, end of period	634	1,658

Less: current portion of RSU liability	(447)	(1,046)
Total non-current RSU liability, end of period	187	612

(c) Performance share units

During the six months ended June 30, 2021, the Company granted 893,400 PSUs, of which 322,400 PSUs were forfeited during the quarter, to officers and employees of the Company (three and six months ended June 30, 2020 - nil).

The PSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income. The PSUs vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years and also contain a performance criterion applied to the number of units that vest on a yearly basis.

The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies. The PSU performance multiplier ranges from 0% to 150%.

During the three and six months ended June 30, 2021, the Company recognized $64 and $91 of share-based compensation expense, respectively, associated with the PSUs (three and six months ended June 30, 2020 - nil for both periods) and a financial liability of $0.1 million is included in accounts payable and accrued liabilities as at June 30, 2021 (December 31, 2020 - nil).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

9. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units

During the six months ended June 30, 2021, the Company granted 784,200 DSUs to directors of the Company (six months ended June 30, 2020 - nil). The DSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive Income.  The DSUs have no vesting terms or conditions and such the Company recognized 100% of the fair value of the DSUs on the grant date in the Statement of Operations and Comprehensive Income. The DSUs will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

During the three and six months ended June 30, 2021, the Company recognized a credit to share-based compensation expense of $33 and an expense of $0.9 million, respectively, in relation to DSUs (three and six months ended June 30, 2020 - nil for both periods) and the corresponding $0.9 million liability was presented within accounts payable and accrued liabilities as at June 30, 2021 (December 31, 2020 - nil).

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares (in C$) as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability. For the three and six months ended June 30, 2021, the Company recognized share-based compensation expense of $0.1 million and $0.2 million, respectively, in relation to the phantom share units (three and six months ended June 30, 2020 - nil for both periods) and a financial liability of $0.2 million is included in long-term incentive plan liabilities as at June 30, 2021 (December 31, 2020 - $0.1 million).

10. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at June 30, 2021 and December 31, 2020:

	Within 1 year	1 - 5 years	Over 5 years	At June 30, 2021	At December 31, 2020
Accounts payable and accrued liabilities	1,334	-	-	1,334	2,478
Long-term incentive plan (cash-settled awards)	1,363	456	-	1,819	1,714
Corporate office leases	134	279	169	582	627
Total	2,831	735	169	3,735	4,819

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

10. Commitments and contingencies (continued)

Contingencies

Due to the nature of its business, the Company and/or its affiliates may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

11. General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three and six months ended June 30, 2021 and 2020. The general and administrative expenses for the period presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Wages, benefits and consulting	(2,540)	(1,894)	(4,495)	(3,626)
Office, rent and administration	(234)	(225)	(511)	(387)
Professional and legal	(216)	(398)	(361)	(524)
Share-based compensation	(593)	(734)	(1,933)	(979)
Travel, marketing, investor relations and regulatory	(159)	(266)	(329)	(633)
Depreciation and other	(37)	(41)	(74)	(83)
Total	(3,779)	(3,558)	(7,703)	(6,232)

12. Finance income

The following is a summary of finance income earned during the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Fair value adjustment on redeemable preference shares (note 5)	2,111	2,516	4,434	5,166
Interest income and other	75	162	164	325
Total	2,186	2,678	4,598	5,491

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

13. Income per share

For the three and six months ended June 30, 2021 and 2020, the calculation of basic and diluted income per share is based on the following data:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Earnings ($)
Net income after tax for the period	5,004	14,694	18,032	36,500

Number of shares
Weighted average number of ordinary shares - basic	224,675,424	222,612,623	224,511,162	223,385,994
Effect of dilutive share options	618,591	1,028,240	618,206	723,921
Weighted average number of ordinary shares - diluted	225,294,015	223,640,863	225,129,368	224,109,915

For the three and six months ended June 30, 2021, 7,295,000 and 9,589,000 stock options outstanding, respectively, were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

For the three and six months ended June 30, 2020, 600,603 and 1,175,658 stock options outstanding, respectively, were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

14. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three and six months ended June 30, 2021 and 2020:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Receivables and receivable due from related party	(1,246)	16	(2,077)	1,527
Prepaid expenses	238	189	284	110
Accounts payable and accrued liabilities	158	473	(2,368)	(620)
Change in non-cash working capital	(850)	678	(4,161)	1,017

15. Segmented information

Geographic Information

As at June 30, 2021, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in West Africa include the Company's 45% interest in the AGM JV as well as the Company's 100% owned exploration and evaluation assets in Ghana and Mali.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

Geographic allocation of total assets and liabilities

June 30, 2021	Canada	West Africa	Total
	$	$	$
Current assets	63,628	62	63,690
Property, plant and equipment and right-of-use assets	533	-	533
Other non-current assets	-	157,607	157,607
Total assets	64,161	157,669	221,830
Current liabilities	2,595	207	2,802
Non-current liabilities	820	-	820
Total liabilities	3,415	207	3,622

December 31, 2020	Canada	West Africa	Total
	$	$	$
Current assets	65,541	-	65,541
Property, plant and equipment and right-of-use assets	591	-	591
Other non-current assets	-	137,458	137,458
Total assets	66,132	137,458	203,590
Current liabilities	3,618	-	3,618
Non-current liabilities	1,089	-	1,089
Total liabilities	4,707	-	4,707

Geographic allocation of the Statement of Operations and Comprehensive Income

For the three months ended:

June 30, 2021	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	5,713	5,713
Net (loss) income before tax	(382)	5,386	5,004
Income tax expense	-	-	-
Net (loss) income after tax	(382)	5,386	5,004

June 30, 2020	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	14,347	14,347
Net income before tax	347	14,347	14,694
Income tax expense	-	-	-
Net income after tax	347	14,347	14,694

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
Expressed in Thousands of United States Dollars unless otherwise stated

15. Segmented information (continued)

For the six months ended:

June 30, 2021	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	19,087	19,087
Net (loss) income before tax	(686)	18,718	18,032
Income tax expense	-	-	-
Net (loss) income after tax	(686)	18,718	18,032

June 30, 2020	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	34,881	34,881
Net income before tax	1,619	34,881	36,500
Income tax expense	-	-	-
Net income after tax	1,619	34,881	36,500